Exhibit 1.01
VeriFone Systems, Inc.
Conflict Minerals Report

This Conflict Minerals Report of VeriFone Systems, Inc. (“Verifone”, “we or “us”) for the year ended December 31, 2014 is presented in compliance with Rule 13p-1 under the Securities Exchange Act of 1934.
Due diligence over conflict minerals source and chain of custody
Based on the results of our reasonable country of origin inquiry, or RCOI, for calendar year 2014, we were not able to conclude whether certain parts or components of one or more of our Products may contain conflict minerals from a Covered Country that are not sourced from recycled or scrap sources. As a result, we conducted additional due diligence as further described in this Conflict Minerals Report.
Our due diligence framework is intended to track in material respects the recommendations set forth in “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” developed by the Organization for Economic Cooperation and Development, or OECD, which is an internationally recognized due diligence framework. Our due diligence framework incorporates the recommendations of the OECD’s due diligence guidance, including the OECD supplements on the 3TG, as adapted for our facts and circumstances.
The OECD guidance is designed to help companies develop a system to avoid contributing to conflict through their mineral or metal purchasing decisions and practices. It includes a five-step framework that can be used to create a responsible supply chain, including (1) establishing a management system, (2) identifying and assessing risks in the supply chain, (3) designing and implementing a strategy to respond to identified risks, (4) supporting the development and implementation of independent third-party audits of smelters/refiners’ sourcing, and (5) publicly reporting on supply chain practices and due diligence.
We use this framework to conduct further due diligence if we are unable to determine that the 3TG in the materials supplied for our Products are conflict-free based on information gathered from our suppliers. As we continue to work through the verification processes with our suppliers, we expect to build out this diligence framework, including tailoring processes and strategies based on information specific to our supply chain, in order to create a program that meaningfully supports our conflict minerals objectives.
Our due diligence framework consists of the following key components:

1.	Internal management system for Conflict Minerals.

The below Conflict Minerals Statement sets forth our basic philosophy and objectives with respect to conflict minerals in our supply chain:
Verifone is committed to being a responsible corporate citizen in its sourcing and procurement activities. We believe that if each company does its part, enormous strides can be made in responsible sourcing. We support government and industry initiatives for responsible sourcing. We seek to avoid the use of conflict minerals purchased from sources that finance or benefit armed groups who commit human rights abuses in the Democratic Republic of the Congo and adjoining countries, and avoid contributing to conflict in our sourcing and procurement practices. We expect our suppliers to provide required information to support our due diligence efforts and to support our goals for conflict-free sourcing. We intend to source from socially responsible suppliers.

In order to support the objectives of our Conflict Minerals Statement, we formed an internal cross-functional conflict minerals committee that is responsible for designing and enhancing our processes and procedures for the evaluation of our supply chain, determining the tools and templates that are utilized for our evaluation and reporting, and setting the protocols for conducting further diligence and inquiries of our supply chain. These processes and procedures, along with a data management system developed and maintained by our third party service provider that specializes in conflict minerals data collection and verification, the templates we utilize to assess our supply chain, and our internal database used for tracking RCOI determination of smelters identified by our suppliers, form our internal management system for conflict minerals.
As an initial matter, we conducted a review of our product components and materials at risk of containing one or more of the 3TG in order to identify the suppliers for our conflict minerals assessment. We are many tiers removed in the supply chain from the smelters, refineries and mines of origin for minerals contained or used in our Products. Therefore, we rely on our suppliers to identify those “upstream” companies, namely, the smelters/refiners of the sources of the 3TG in our supply chain and, accordingly our RCOI and due diligence efforts focus primarily on our suppliers. Our review included all suppliers that have been qualified and approved by us for our contract manufacturers for Products manufactured in calendar year 2014. As mentioned above, for calendar year 2014, we engaged a third-party service provider to assist us to collect and compile the results of our RCOI to enable us to better track and analyze our supply chain data and conduct our conflict minerals assessment. The third-party service provider compiles the results and provides us with additional reporting and analytics that we utilize to conduct our diligence and assessment. We also use these reports to better engage with our suppliers on information related to our supply chain.
The conflict minerals committee then considered, in this review, whether any of the 3TG is necessary to the functionality or production of our Products. The committee reviewed relevant supply information in our data systems, including the types of materials supplied, the product models where the supplied materials have been used or are expected to be used, alternative sources of the materials, and the materiality of the vendor to our supply chain and for our Products. For each supplier, the committee conducted a review using internally available information and input from our supply chain and procurement personnel. The committee then determined whether, based on review and consideration of the information gathered for such supplier base, the materials supplied are likely to include any of the 3TG necessary to the functionality or production of our Products.
Key elements of our processes and procedures include:

•	Direct communications with suppliers

•	Utilization of a standardized conflict minerals reporting template to collect information for consistent data collection suitable for further analysis

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Use of shared information of conflict-free smelters and/or refineries, such as the audited and certified conflict-free smelters and refineries under the Conflict-Free Smelters (CFS) Program and RCOI data developed by the Conflict-Free Sourcing Initiative (CFSI) co-founded by members of the EICC and the GeSI, to validate source of 3TG in our supply chain

•	Inclusion in our supplier communications information on smelters that are identified in the CFS Program

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Use of a risk ranking system to categorize our suppliers for purposes of targeted communications, additional verification against internal data and technical resources, other validation procedures and further diligence as needed

•	Use of targeted follow up communications to gather further information and/or supplier declaration forms as needed

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Archiving and categorization of information collected from our suppliers and other sources, in our conflict minerals data management system for monitoring our supply chain for conflict minerals compliance

•	Monitoring our supplier’s efforts, policies and diligence toward determining smelter names and locations

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Participation in industry-wide efforts to identify smelters that are conflict-free, including the CFS Program, and use of collaborative industry processes in order to most effectively assess our supply chain

•	Inclusion of information about our conflict minerals objectives expectations of our suppliers in communications to key suppliers in connection with due diligence efforts

•	Consideration of a supplier’s conflict-free status in the supplier qualification process

Our conflict minerals committee will continue to oversee our management system for conflict minerals, including developing additional and/or enhanced processes and procedures as well as tools to measure and monitor our continued efforts to support the objectives set out in our Conflict Minerals Statement. This committee also reports periodically to our management and to our disclosure committee.
We have conducted both internal data collection and analysis directly and through our third party service provider, as well as directly engaged with our suppliers, including targeted direct follow-up communications for certain suppliers. To date the efforts we have undertaken to assess our supply chain have provided us a better understanding of our supply chain that will allow us to further tailor our inquiries and verification processes. In our communications to our suppliers, we have also encouraged our suppliers to reach out to our committee with any questions in an endeavor to encourage open communications with our suppliers on our conflict minerals objectives.

2.	Identifying and assessing risk in our supply chain.

Our Products are manufactured by third-party contract manufacturers who source components and materials directly from suppliers that we have qualified and approved. Given the breadth of materials and components used in our Products, the number of suppliers we have qualified within our supply chain and the evolution of our supply chain (including complexities related to supply chain operations from acquired businesses), it is difficult and time-consuming to identify actors upstream in the supply chain from our direct suppliers. We rely on our direct suppliers to further assess their upstream suppliers and request that the inquiries we have provided be conducted further upstream to the source in order to provide us with the information we require.
All suppliers of components and materials that have been qualified and approved by us and that had components or materials included in manufactured Products in calendar year 2014 were included in our review. For purposes of our assessment, we considered these suppliers, along with our contract manufacturers, as our direct suppliers.
To survey these suppliers, we used the then-latest version of the “EICC/GeSI Conflict Minerals Reporting Template” (CMRT), which is an industry-designed survey and reporting template for conflict minerals assessment, to collect the relevant data for our determination of smelter information and the RCOI of the 3TG. To facilitate response rates, we engaged a third-party service provider, who specializes in conflict minerals data collection and verification. We utilized a methodology consistent with those outlined by the CFSI (which is consistent with OECD guidelines) in order to encourage our suppliers to report to us in a consistent manner using the CMRT. The CMRT requests suppliers to identify the sources of the 3TG by identifying the specific smelters, refineries or recyclers and scrap supplier sources. In general, our suppliers were able to report their declared sources using lists set out by the CFSI of known smelters by standard smelter name and/or smelter identification number. In turn, we were able to rely on the CFS Program to validate RCOI and conflict-free sourcing to the extent sourcing by suppliers is from smelters that have been audited and certified under the CFS Program as conflict-free. We also validated certain gold smelters to the London Bullion Market Association (LBMA) certification program and tungsten smelters to the Tungsten Industry - Conflict Minerals Council (TI-CMC) membership program. As of the date of this Conflict Minerals Report, we have received a response from 68% of the surveyed suppliers with coverage of approximately 82% parts surveyed for calendar year 2014.
We designed our processes to enable us to evaluate our supply chain using a risk-based approach. We used the in-depth supply chain data collected by the third-party service provider to guide our conflict minerals assessments, prioritization of supplier engagement and further diligence efforts. We believe that our conflict minerals data management system allows for a centralized and systematic approach for supplier assessment. Using an internal risk ranking system, we broadly categorize smelter information we received related to our supply chain in order to inform our decisions on further verification and validation procedures and diligence to be conducted.
We conducted an initial review of responses received to assess completeness of information, and sent multiple rounds of follow up questions and/or supplier declarations to those suppliers for which we deem further information is warranted. By leveraging our third party service provider and the analytics provided by our third party conflict minerals module, we were able to engage more frequently with our suppliers and to provide more targeted communications. For responses that appeared complete based on this initial review, we conducted a validation of the smelter information against the CFS Program list of smelters certified as “conflict-free” as well as the LBMA list and the TI-CMC list for gold and tungsten smelters, respectively. Further diligence is underway for smelters that we have not been able to validate against the lists of certified smelters. Additionally, we have sent targeted follow up requests to those suppliers that have not yet responded.
We assess our conflict minerals policy, risks and impacts, including with input from our management, on an ongoing basis. In order to increase transparency, we continue to evaluate ways to incorporate processes at key touch points of our supply chain that may include additional inquiries and validation during the qualification of suppliers, or as part of the periodic assessments of our contract manufacturers and production activities within our supply chain.

3.	Responding to risks in our supply chain.
We rely primarily on industry tools such as the CFS Program to assess smelter information and, specifically, rely on information provided through validation programs such as the CFS Program and LBMA that provide validation programs to certify smelters and refineries as conflict free (see Item 5 below). We also utilize the RCOI data available to us as a CFSI participant, and the information provided by TI-CMC for its membership. We track our efforts to validate supplier compliance with our Conflict Minerals Statement, including identifying and escalating of non-responsive suppliers, or challenges in validating supplier information. As we further implement our conflict minerals compliance procedures and gain experience in the diligence process, we intend to mitigate risks through continued and enhanced supplier communications, training to improve our data collection and validation and steps to encourage support from our supply chain partners for conflict-free sourcing. We continue to evaluate ways to incorporate processes at key touch points of our supply chain that may mitigate risks in our supply chain. These processes may include additional inquiries and validation during the qualification of suppliers, or as part of the periodic assessments of our contract manufacturers and production activities within our supply chain.

4.	Independent third-party audits of smelters/refiners’ sourcing.

We are generally several tiers removed from the relationship with the originating smelters or refineries with no direct relationships or contact with smelters or refineries, and have not performed or been in a position to require direct audits of smelters or refineries that provide the 3TG to our supply chain. We have relied on industry efforts, such as those by the EICC and GeSI, to influence smelters and refineries to complete audits and certification through the CFS Program. To the extent we have the opportunity to do so within our supply chain, including through flowing information upstream about the CFS Program and other relevant information, we will do so as we believe such actions can encourage support for these industry efforts. Leveraging the shared information and materials from our participation in the CFSI, we are developing additional supplier communication programs to engage with our suppliers regarding conflict minerals.

5.	Public Reporting.

Our due diligence process includes internal reporting up to our management, as well as to our disclosure committee. Our conflict minerals committee regularly reviews our key metrics and measures of our progress against our objectives. Where requested by customers or prospective customers, we have shared information on our efforts and progress on conflict minerals compliance.
This Conflict Minerals Report is also available on our website under our Investor Relations section at http://ir.verifone.com/.
Results of due diligence

As of the date of this Conflict Minerals Report, we have received a response from approximately 68% of the surveyed suppliers, which covered approximately 82% of parts surveyed. We reviewed the submitted data and related information to assess whether the information appeared complete and sufficiently responsive to our inquiries. We further assessed whether the supplier has indicated that any of the 3TGs may have been sourced from the Covered Countries and utilized the CFSI’s conflict free smelter program (CFSP) protocol to evaluate RCOI information related to the smelters identified by our suppliers as potentially sourcing from the Covered Countries. In addition, we reviewed and assessed RCOI for these smelters based on other materials available through the CFSI and other industry members and organizations, and other publicly available information regarding the smelters. Of the total smelters identified for the surveyed parts from suppliers submitting a response:

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Approximately 64% are currently identified by our suppliers as not sourcing from the Covered Countries and based on our review we otherwise do not have any reason to believe are sourcing from the Covered Countries; and

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Approximately 12% are identified under the CFSP protocol as a known smelter or refiner and indicated as: (1) compliant, (2) re-audit in process, (3) active and or otherwise have signed the CFSP’s agreements to exchange information and/or be audited under the CFSP, (4) having agreed to complete a CFSP validation by the TI-CMC within two years of membership, or (5) sources from recycled or scrap sources.

We continue to monitor the status of these smelters on an ongoing basis, which status may change based on further information we are able to obtain and/or changes in certified status. We continue to conduct diligence on the remaining 24% of smelters. Based on our assessment, we do not yet have sufficient information to enable us to determine the origin and/or conflict-free status. We have provided, as Appendix A hereto a list of smelters identified by our suppliers consisting of (1) “known” smelters, that is, smelters that have an ID number assigned by the EICC, but which we were not able to validate under the CFS Program, LBMA or similar certification programs, or TI-CMC and (2) facilities that do not currently have smelter ID numbers but were nevertheless identified by the suppliers as smelters and/or refineries. We continue our due diligence with respect to the smelter and related information supplied by our suppliers.
As discussed above, we plan to continue to participate in industry efforts by enhancing our supplier communications program (including encouraging our suppliers to work with their smelters to become certified as conflict free) and sharing information to facilitate and support our conflict minerals policy objectives.

Appendix A - Smelter List

Mineral	Smelter Name	Location
Gold	Acade Noble Metal (Zhao Yuan) Corporation	CHINA
Gold	Tongling Nonferrous Metals Group Co., Ltd.	CHINA
Gold	Yunnan Copper Industry Co., Ltd.	CHINA
Gold	Sino-Platinum Metals Co.,Ltd	CHINA
Gold	Daye Non-Ferrous Metals Mining Ltd.	CHINA
Gold	Gansu Seemine Material Hi-Tech Co., Ltd.	CHINA
Gold	Gansu-based Baiyin Nonferrous Metals Corporation (BNMC)	CHINA
Gold	Gold and Silver Refining Strokes Ltd.	CHINA
Gold	Guangdong Jinding Gold Limited	CHINA
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA
Gold	Henan Sanmenxia Lingbao City Jinyuan Mining Industry Co., Ltd	CHINA
Gold	Hunan Chenzhou Mining Group Co., Ltd.	CHINA
Gold	Hung Cheong Metal Manufacturing Limited	CHINA
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	CHINA
Gold	Jiangxi Copper Company Limited	CHINA
Gold	JIE SHENG	CHINA
Gold	Jinlong Copper Co., Ltd.	CHINA
Gold	Lingbao Gold Company Limited	CHINA
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CHINA
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CHINA
Gold	Metalor Technologies (Suzhou) Ltd.	CHINA
Gold	Penglai Penggang Gold Industry Co., Ltd.	CHINA
Gold	Realized the enterprise co. ltd.	CHINA
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CHINA
Gold	Shen Zhen Thousand Island Ltd.	CHINA
Gold	Shenzhen Heng Zhong Industry Co.,Ltd.	CHINA
Gold	Suzhou Xingrui Noble	CHINA
Gold	Tai zhou chang san Jiao electron Co.,Ltd	CHINA
Gold	The Great Wall Gold and Silver Refinery of China	CHINA
Gold	Wuxi City Precious Metal Electronic Material Fty	CHINA
Gold	Yunnan Copper Industry Co., Ltd.	CHINA
Gold	Zhejiang Hexing Electroplating Company	CHINA
Gold	Bauer Walser AG	GERMANY
Gold	UNIFORCE METAL INDUSTRIAL CORP.	HONG KONG
Gold	PT Timah (Persero) Tbk Kundur	INDONESIA
Gold	PT Timah (Persero) Tbk Mentok	INDONESIA
Gold	Harima Smelter	JAPAN
Gold	Sen Silver	JAPAN
Gold	DS force Shop	JAPAN
Gold	Daejin Indus Co., Ltd.	KOREA, REPUBLIC OF
Gold	Yoo Chang Metal	KOREA, REPUBLIC OF

Mineral	Smelter Name	Location
Gold	Kyrgyzaltyn JSC	KYRGYZSTAN
Gold	Caridad	MEXICO
Gold	EM Vinto	PERU
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHILIPPINES
Gold	Aktyubinsk Copper Company TOO	RUSSIAN FEDERATION
Gold	OJSC Novosibirsk Refinery	RUSSIAN FEDERATION
Gold	Moscow Special Alloys Processing Plant	RUSSIAN FEDERATION
Gold	OJSC Kolyma Refinery	RUSSIAN FEDERATION
Gold	Prioksky Plant of Non-Ferrous Metals	RUSSIAN FEDERATION
Gold	Cheng Yang	TAIWAN
Gold	Hon Shen Co. Ltd	TAIWAN
Gold	Jia Lung Corp	TAIWAN
Gold	Advanced Chemical Company	UNITED STATES
Gold	Asarco	UNITED STATES
Gold	Sabin Metal Corp.	UNITED STATES
Gold	So Accurate Group, Inc.	UNITED STATES
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	UZBEKISTAN
Gold	Navoi Mining and Metallurgical Combinat	UZBEKISTAN
Tantalum	Nantong Tongjie Electrical Co., Ltd.	CHINA
Tantalum	JX Nippon Mining & Metals Co., Ltd.	JAPAN
Tantalum	NTET, Thailand	THAILAND
Tantalum	Talley Metals	UNITED STATES
Tin	SGS	BOLIVIA
Tin	Best Metais	BRAZIL
Tin	Estanho de Rondônia S.A.	BRAZIL
Tin	An Xin Xuan Xin Yue You Se Jin Shu Co. Ltd.	CHINA
Tin	Anchen Solder Tin Products Co., Ltd	CHINA
Tin	Central Copper Co. Ltd. Zhejiang	CHINA
Tin	China Yunnan Gejiu Nonferrous Electrolysis Company	CHINA
Tin	Yunnan GeJiu Jin Ye Mineral Co.,Ltd	CHINA
Tin	Gejiu Kai Meng Industry and Trade LLC	CHINA
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CHINA
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CHINA
Tin	Goodway	CHINA
Tin	High Quality Technology Co., Ltd.	CHINA
Tin	High-Power Surface Technology	CHINA
Tin	Hop Hing Electroplating Company Zhejiang	CHINA
Tin	Huichang Jinshunda Tin Co., Ltd.	CHINA
Tin	Hunan Chang Ning Great Wall	CHINA
Tin	Jin Tian	CHINA
Tin	JU TAI INDUSTRIAL CO.,LTD.	CHINA
Tin	Kaimeng(Gejiu) Industry and Trade Co., Ltd.	CHINA
Tin	Kewei Tin Co.,ltd	CHINA
Tin	Linwu Xianggui Ore Smelting Co., Ltd.	CHINA
Tin	MENG NENG	CHINA

Mineral	Smelter Name	Location
Tin	Ming Li Jia smelt Metal Factory	CHINA
Tin	Ningbo Jintian copper (Group ) Company Limited	CHINA
Tin	Pro Wu Xianggui Mining Co., Ltd.	CHINA
Tin	Qian Dao Tin Products	CHINA
Tin	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA
Tin	ShangHai YueQiang Metal Products Co., LTD	CHINA
Tin	Shenzhen City Jin Chun Tin Co., Ltd.	CHINA
Tin	Shenzhen keaixin Technology	CHINA
Tin	Shenzhen Yi Cheng Industrial	CHINA
Tin	Taicang City Nancang Metal Material Co.,Ltd	CHINA
Tin	Tianshui ling bo technology co., Ltd	CHINA
Tin	TIN PLATING GEJIU	CHINA
Tin	TONG LONG	CHINA
Tin	TONGXIN	CHINA
Tin	Wu Xi Shi Yi Zheng Ji Xie She Bei Company	CHINA
Tin	Wuxi Lantronic Electronic Co Ltd	CHINA
Tin	WUXI YUNXI SANYE SOLDER FACTORY	CHINA
Tin	XINQIAN	CHINA
Tin	Yifeng Tin	CHINA
Tin	Zhangzhou Xiangcheng Hongyu Building	CHINA
Tin	ZhongShi	CHINA
Tin	KOVOHUTE PRÍBRAM NÁSTUPNICKÁ, A.S.	CZECH REPUBLIC
Tin	Feinhütte Halsbrücke GmbH	GERMANY
Tin	RST	GERMANY
Tin	Westfalenzinn	GERMANY
Tin	Heraeus Ltd. Hong Kong	HONG KONG
Tin	CV Duta Putra Bangka	INDONESIA
Tin	CV Makmur Jaya	INDONESIA
Tin	CV Serumpun Sebalai	INDONESIA
Tin	Indonesia Smelting Corporation Berhad	INDONESIA
Tin	KIHONG T & G	INDONESIA
Tin	PT Fang Di MulTindo	INDONESIA
Tin	PT Hanjaya Perkasa Metals	INDONESIA
Tin	PT Seirama Tin Investment	INDONESIA
Tin	PT Supra Sukses Trinusa	INDONESIA
Tin	PT Yinchendo Mining Industry	INDONESIA
Tin	UNIFORCE METAL INDUSTRIAL CORP.	INDONESIA
Tin	Hikaru Suites Ltd.	JAPAN
Tin	LS-NIKKO Copper Inc.	JAPAN
Tin	Materials Eco-Refining CO.LTD	JAPAN
Tin	Matsuo nn da Ltd.	JAPAN
Tin	Stretti	JAPAN
Tin	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Tin	Dae Kil Metal Co., Ltd	KOREA, REPUBLIC OF
Tin	Hanbaek nonferrous metals	KOREA, REPUBLIC OF

Mineral	Smelter Name	Location
Tin	Hana-High Metal	MALAYSIA
Tin	Novosibirsk Processing Plant Ltd.	RUSSIAN FEDERATION
Tin	Metalor Technologies SA	SWITZERLAND
Tin	Ami Bridge Enterprise Co., Ltd.	TAIWAN
Tin	Cheng Yang	TAIWAN
Tin	Full Armor Industries (shares) Ltd.	TAIWAN
Tin	Taiwan high-tech Co., Ltd.	TAIWAN
Tin	Jau Janq Enterprise Co. Ltd.	TAIWAN
Tin	LUPON ENTERPRISE CO., LTD	TAIWAN
Tin	Xia Yi Metal Industries (shares) Co., Ltd.	TAIWAN
Tin	Zong Yang Industrial Co., Ltd.	TAIWAN
Tin	Fuji Metal Mining Corp.	THAILAND
Tin	MCP Metalspecialties, Inc	UNITED KINGDOM
Tin	Aurubis AG	UNITED STATES
Tin	Kennametal Huntsville	UNITED STATES
Tin	Imperial Zinc	UNITED STATES
Tin	Metallic Resources, Inc.	UNITED STATES
Tungsten	Western Australian Mint trading as The Perth Mint	AUSTRALIA
Tungsten	Metallo-Chimique N.V.	BELGIUM
Tungsten	Sumitomo Metal Mining Co., Ltd.	CANADA
Tungsten	Changchun up-optotech	CHINA
Tungsten	Ganxian Shirui New Material Co., Ltd.	CHINA
Tungsten	JX Nippon Mining & Metals Co., Ltd.	CHINA
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CHINA
Tungsten	AXISMATERIAL LIMITED	JAPAN
Tungsten	KYORITSU GOKIN CO. LTD	JAPAN
Tungsten	Mitsui Mining and Smelting Co., Ltd.	JAPAN
Tungsten	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Tungsten	Degutea	KOREA, REPUBLIC OF
Tungsten	Materion	UNITED STATES
Tungsten	Ram Sales	UNITED STATES
Tungsten	Sylham	UNITED STATES